Paris, April 29, 2009

Good first-quarter 2009 performance

	Q1 2009	Change on a reported basis	Change at constant exchange rates

Net sales	€7,107m	+2.5%	-0.2%*

Adjusted net income excluding selected items[1]	€2,178m	+15.7%	+8.7%

Adjusted EPS excluding selected items[1]	€1.67	+16.8%	+9.8%

*Change mainly impacted (-3.3%) by the end of commercialization by sanofi-aventis of Copaxone® in North America effective April 1, 2008; this has no impact on net income. On a constant structure basis and at constant exchange rates, net sales rose by 3.5%.

In order to facilitate an understanding of our operational performance, we comment on our adjusted income statement excluding selected items1, a non-GAAP financial measure. The 2009 first-quarter consolidated income statement is provided in Appendix 5, as are details of adjustments and selected items. Consolidated net income for the first quarter of 2009 was €1,578 million, compared with €1,325 million for the first quarter of 2008.

Good performance in the first quarter of 2009:

•	EPS[2] up 9.8% at constant exchange rates and up 16.8% on a reported basis

•

Sales growth[3] driven by a strong performance from our flagship products – Lantus® (up 27.1%), Taxotere® (up 8.3%), Aprovel® (up 11.1%) – and from vaccines (up 9.1%). Robust growth in the worldwide presence of Plavix® (up 8.6%)

•	Sales up 5.1%[4] in the United States, 8.0% in emerging markets and 13.8% in Japan

•	Continuing tight control over industrial and operating costs

•	Cash flow for the quarter sufficient to fund the acquisition of Zentiva and a reduction in net debt from €1.8bn to €1.2bn

•	Recommendation by the FDA Advisory Committee for approval of Multaq®

Transformation of sanofi-aventis

•	Significant boost to our generics business, with 2008 proforma net sales of approximately € 1.2 billion due to the acquisitions of Zentiva, Medley and Kendrick

•	Updating of our R&D portfolio: refocusing on the most promising projects, and acceleration of external R&D alliances

•	Acquisition of BiPar Sciences, Inc., strengthening our oncology R&D portfolio with the addition of the PARP inhibitor BSI-201 and demonstrating our strong commitment in oncology

2009 Guidance reiterated

•	Sanofi-aventis confirms its expectations for growth in 2009 adjusted EPS excluding selected items[1] of at least 7% at constant exchange rates, barring major adverse events

1 See Appendix 6 for a definition of financial indicators, and page 8 for details of selected items

2 Adjusted EPS excluding selected items

3 Growth in net sales is expressed at constant exchange rates unless otherwise indicated (see Appendix 6 for a definition)

4 Growth in net sales expressed on a constant structure basis and at constant exchange rates

Sanofi-aventis: www.sanofi-aventis.com Media Relations: Tel: +33 1 53 77 44 50—E-mail: MR@sanofi-aventis.com Investor Relations: Tel: +33 1 53 77 45 45—E-mail: IR@sanofi-aventis.com

First-quarter 2009 sales

 Unless otherwise indicated, all sales growth figures in this press release are stated at constant exchange rates1

Sanofi-aventis generated first-quarter net sales of €7,107 million, up 2.5% on a reported basis. Exchange rate movements had a net favorable effect of 2.7 points, reflecting the appreciation of the dollar against the euro, which largely compensated for the negative effect of some other currencies. At constant exchange rates and after taking account of changes in structure (in particular the end of commercialization by sanofi-aventis of Copaxone® in North America effective April 1, 2008), net sales slightly fell by 0.2%. Excluding changes in structure and at constant exchange rates, net sales rose by 3.5%.

Pharmaceuticals

First-quarter net sales for the Pharmaceuticals business were €6,480 million, down 1.0% (but up 3.0% on a constant structure basis and at constant exchange rates).

Flagship products5

€ million	Q1 2009 net sales	Change at constant exchange rates
Lovenox®	762	+1.3%
Lantus®	747	+27.1%
Plavix®	685	+3.6%
Taxotere®	534	+8.3%
Eloxatin®	344	-7.0%
Aprovel®	314	+11.1%
Apidra®	31	+42.9%

Net sales of Lovenox®, the leading low molecular weight heparin on the market, rose by 1.3% to €762 million. This modest performance was largely due to abnormally high sales (up 23.3%) in the United States during the first quarter of 2008, when wholesalers placed large orders for the product in response to the withdrawal from the market of some unfractionated heparins. In Europe, Lovenox® achieved growth of 5.1% to €217 million. In March 2009, the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMEA) adopted a guideline on pre-clinical and clinical development of biosimilars of low molecular weight heparins. This means that in Europe, a potential product candidate claiming to be biologically similar to Lovenox® must show therapeutic equivalence in terms of efficacy and safety in at least one adequately powered, randomized, double-blind, parallel group clinical trial. In the United States, no biosimilar of Lovenox® is approved at this point in time.

Lantus®, the world’s leading insulin brand, again reported strong growth (27.1%), driven by the Lantus® SoloSTAR® injection pen. Lantus® achieved significant growth in all three regions: 30.3% in the United States, 14.9% in Europe, and 43.5% in Other Countries. This performance keeps sanofi-aventis on track for achieving its goal of doubling net sales of Lantus® by 2012 (relative to the 2008 figure). On April 21, 2009, sanofi-aventis announced that it was making a new investment in China to produce Lantus® SoloSTAR® locally, in order to meet growing demand in the Chinese market and improve the treatment of diabetes in China.

5 See appendix 3 for a geographical split of consolidated net sales by product.

Net sales of the rapid-acting insulin analog Apidra® rose by 42.9% to €31 million. In February, the FDA approved Apidra® SoloSTAR®. This means that patients in the United States who use both Lantus® and Apidra® to help manage their blood sugar (basal-prandial insulin regimens) can now use one pen delivery device for each product, making administration of their insulins more convenient. Apidra® and Apidra® SoloSTAR® were approved in Japan on April 22, 2009.

Boosted by its use in adjuvant breast cancer treatment and in prostate cancer, Taxotere® performed well, especially in Europe and Other Countries, where sales rose by 8.1% (to €231 million) and by 18.9% (to €106 million) respectively. In Japan, net sales of the product were up 15.2% at €30 million, notably due to the prostate cancer indication approved in the second half of 2008. In the United States, the product posted 2.9% growth in net sales to €197 million.

Net sales of Eloxatin®, the leading cytotoxic agent in the colorectal cancer market as an adjuvant and as first line treatment in the metastatic phase, were up 3.0% at €266 million in the United States, where growth for the product continues to be driven mainly by its indication as an adjuvant in colorectal cancer. In Europe, sales of the product continued to fall due to competition from generics, with net sales for the quarter totaling €31 million.

Worldwide presence1 of Plavix®/Iscover®

In the United States, sales of Plavix®, which are consolidated by Bristol Myers Squibb (BMS), recorded strong growth of 13.6%. In Europe, sales held steady despite competition from clopidogrel besylate in the monotherapy segment in Germany, where Plavix®/Iscover® still had volume market share of around 70% in March 2009 (IMS Pharmatrend: week ending March 27, 2009). The success enjoyed by Plavix® in Japan continued, with net sales up 90.2% at € 70 million.

€ million	Q1 2009	Change
Europe	446	+0.2%
United States	987	+13.6%
Other Countries	266	+8.2%
TOTAL	1,699	+8.6%

On March 31, 2009, findings from the ACTIVE-A study were presented at the American College of Cardiology Scientific Sessions. The findings demonstrated that for patients with atrial fibrillation who were at increased risk of stroke and could not take oral anticoagulant medication, Plavix® plus aspirin significantly reduced major vascular events by 11% over aspirin (6.8% vs. 7.6%, per year, p=0.01). The greatest benefit was seen in the reduction of stroke, by 28% (2.4% vs. 3.3% per year, p<0.001), which is the primary goal of physicians treating patients with atrial fibrillation. Filing for approval is scheduled for the third quarter of 2009.

Worldwide presence1 of Aprovel®/Avapro®/Karvea®

€ million	Q1 2009	Change at constant exchange rates
Europe	248	+4.1%
United States	132	-0.8%
Other Countries	127	+18.5%
TOTAL	507	+6.1%

Aprovel® reported growth of 18.5% in Other Countries region due to sales of active ingredient to our Japanese partners. In the United States, the product continued to face a highly competitive environment. In Europe, Aprovel® posted 4.1% growth. During the quarter, irbesartan generics began to be marketed in the monotherapy segment in Spain and Portugal. In both these countries, as well as in Finland, Norway and some Eastern European countries, irbesartan is not protected by an active ingredient patent. In the main European countries, Aprovel® is protected by an active ingredient patent through August 2012. Net sales of Aprovel® as a monotherapy in European countries with no active ingredient patent were approximately €50 million in 2008.

Other products

In the United States, net sales of the hypnotic Ambien® CR fell by 7.1% to €128 million. In Japan, Myslee®, the leading hypnotic on the market, posted further strong growth as net sales advanced by 30.2% to €44 million.

Net sales of Allegra® were up 3.0% at €251 million, thanks to a good performance in Japan.

The end of commercialization of Copaxone® by sanofi-aventis in North America effective April 1, 2008 led to a 63.7% fall in net sales of this product at constant exchange rates, to €113 million. On a constant structure basis and at constant exchange rates, net sales of the product rose by 21.1%.

OTC

First-quarter net sales for the OTC business were up 9.9% (2.3% on a constant structure basis and at constant exchange rates) at €378 million.

The six flagship brands (Doliprane®, Essentiale®, Maalox®, No-Spa®, Enterogermina®, Lactacyd®) posted robust growth of 10.4%, and accounted for 44% of total OTC sales.

Generics

First-quarter net sales for the generics business were up 18.3% at €93 million. These figures do not include net sales from Zentiva, Medley or Kendrick.

Human Vaccines

First-quarter consolidated net sales for the Human Vaccines business were up 9.1% at €627 million. Net sales in the United States were 2.6% higher at €352 million.

Polio/Pertussis/Hib Vaccines recorded sales growth of 33.9%, boosted by the success of Pentacel®, the first 5-in-1 pediatric combination vaccine against diphtheria, tetanus, pertussis, polio and haemophilus influenzae type b to be licensed in the United States. Launched in the United States in July 2008, Pentacel® achieved net sales of €73 million in the first quarter of 2009. Pentaxim® continued to perform well in Other Countries, with net sales up 48.2% at €39 million.

Net sales of influenza vaccines rose sharply by 44.4% to €63 million due to the favorable timing of shipments, which were mainly concentrated in the first quarter in the southern hemisphere.

Net sales of meningitis/pneumonia vaccines amounted to €116 million. Net sales of Menactra® (quadrivalent meningococcal meningitis vaccine) were down 13.2% at €96 million due to a shrinking catch-up opportunity in the adolescent segment of the market. Filing for U.S. approval of Menactra® Toddler (for children aged 9 to 12 months) is scheduled for the summer of 2009.

Adult booster vaccines reported net sales of €96 million, down 12.7%, including €61 million for the adult and adolescent tetanus-diphtheria-pertussis booster Adacel®.

€ million	Q1 2009 net sales	Change at constant exchange rates
Polio/Pertussis/Hib Vaccines (including Pentacel® and Pentaxim®)	236	+33.9%
Influenza Vaccines* (including Vaxigrip® and Fluzone®)	63	+44.4%
Meningitis/Pneumonia Vaccines (including Menactra®)	116	-9.5%
Adult Booster Vaccines (including Adacel ®)	96	-12.7%
Travel & Other Endemics Vaccines	77	-3.8%
Other vaccines	39	0.0%
TOTAL	627	+9.1%

* Seasonal and pandemic influenza vaccines

First-quarter sales at Sanofi Pasteur MSD (not consolidated by sanofi-aventis), the joint-venture with Merck & Co in Europe, were down 8.7% on a reported basis at €254 million. Gardasil®, the first vaccine licensed in Europe against papillomavirus infection (a major cause of cervical cancer), were 25.6% lower at €121 million, with the extensive catch-up vaccination campaigns when the product was first launched creating a high comparative base. Excluding Gardasil®, the rest of the portfolio achieved growth of 14.9%, driven by pediatric combination vaccines in the United Kingdom. In February, the European Commission granted marketing authorization for Intanza®, the first influenza vaccine to be administered using a novel intradermal microinjection system. The benefits of this vaccine, in particular its convenience and ease of administration, should help improve vaccination coverage in Europe.

Net sales by geographic region

€ million	Q1 2009 net sales	Change at constant exchange rates
Europe	2,948	-0.9%
of which Eastern Europe	360	+15.8%
United States	2,295	-5.1%
Other Countries	1,864	+7.6%
of which Japan	510	+13.8%
of which Asia-Pacific	505	+12.8%
of which Latin America	389	+5.7%
TOTAL	7,107	-0.2%

Net sales in Europe were stable on a constant structure basis and at constant exchange rates despite competition from generics of Eloxatin®. Eastern Europe is still the main growth driver, with net sales up 15.8%.

In the United States, the end of commercialization of Copaxone® by sanofi-aventis effective April 1, 2008 resulted in a 5.1% drop in net sales at constant exchange rates. On a constant structure basis and at constant exchange rates, net sales rose by 5.1% on the back of an excellent performance from Lantus®, despite destocking of some products in distribution channels.

Net sales for Other Countries region rose by 7.6%, boosted by the performance of the Human Vaccines business and by Japan. Growth in the Asia-Pacific region was 12.8%, boosted by a fine performance in China (29.8% growth). Net sales in Japan were up 13.8% at €510 million, driven by the success of Plavix®, Myslee® and Allegra®. Latin America posted growth of 5.7%. The Vaccines business achieved growth of 16.8% in the Other Countries region, to €216 million.

First-quarter 2009 financial results

Adjusted income statement excluding selected items1

Sanofi-aventis generated first-quarter net sales of €7,107 million, an increase of 2.5% on a reported basis. Other revenues were 21.1% higher, driven by a good performance from Plavix® in the United States and the appreciation of the dollar.

Gross profit totaled €5,684 million, up 6.6% (2.4% at constant exchange rates). The ratio of cost of sales to net sales improved by 2.4 points to 24.8% due to a favorable product mix (amplified by the rise in the dollar), and to the end of the commercialization of Copaxone® in North America.

Research and development expenses were up 5.8% (2.8% at constant exchange rates) at €1,152 million. This figure includes provisions of €54 million associated with the discontinuation of some projects following the recently-completed review of the R&D portfolio.

Selling and general expenses were 2.9% lower (5.6% at constant exchange rates), at €1,732 million. The ratio of selling and general expenses to net sales was 24.4%, versus 25.7% for the first quarter of 2008, due to the ongoing measures taken by sanofi-aventis to adapt to market conditions and the end of the commercialization of Copaxone® in North America.

Other current operating income and expenses showed net income of €148 million, against net income of €104 million in the first quarter of 2008. The 2009 figure includes the payment by Teva of a fee equal to 25% of the North American sales of Copaxone®.

Operating income – current1 was up 14.9% at €2,898 million. At constant exchange rate, the growth rate was 8.6%. The ratio of operating income – current1 to net sales improved by 4.4 points to 40.8%.

Net financial expenses were €44 million, against €17 million for the first quarter of 2008 (which included a gain on currency hedging). Interest expense on debt was €26 million, lower than the 2008 first-quarter figure of €44 million. Sanofi-aventis acquired Zentiva shares related to the public offer on March 11, 2009 for €1,197 million.

The effective tax rate was down 0.6 of a point at 29%, and was in line with the 2008 full-year figure.

The share of profits from associates was up 16.7% at €273 million. The share of after-tax profits from territories managed by BMS under the Plavix® and Avapro® alliance was 28.1% higher at €187 million, due to a good performance from Plavix® in the United States and a favorable dollar effect.

Minority interests increased by 5.2% to €121 million. The share of pre-tax profits paid to BMS from territories managed by sanofi-aventis rose by 3.6% to €115 million.

Adjusted net income excluding selected items1 was €2,178 million, up 15.7% (8.7% at constant exchange rate). The ratio of adjusted net income excluding selected items1 to net sales improved by 3.5 points to 30.6%.

Adjusted earnings per share (EPS) excluding selected items1 was €1.67. This represents growth of 16.8% versus the 2008 first-quarter figure of €1.43, or 9.8% growth at constant exchange rates.

1 See Appendix 6 for a definition of financial indicators

Selected Items (see Appendix 5)

Selected items represented a net loss of €18 million for the quarter, compared with a net loss of €20 million for the first quarter of 2008. The 2009 first-quarter figure comprises:

-	€8 million of restructuring costs arising on adaptation measures initiated in 2008 in Europe;

-	€20 million of impairment losses arising from the decision to halt the development of TroVax®;

-	net of the €10 million tax effect on the selected items described above.

Adjustments in the consolidated financial statements to reflect the application of purchase accounting to acquisitions, primarily that of Aventis (see Appendix 5)

Research and Development

Review of the R&D portfolio

We have just completed a comprehensive and rigorous review of our R&D portfolio, the first critical phase in the transformation of our Research & Development effort. This was an objective exercise, performed by a mix of in-house teams and external consultants. Our project reassessment process looked not only at scientific and medical criteria (in particular, the degree of innovation) but also at commercial, regulatory and market access criteria (such as the extent of patient needs, the expected value of each project, and the commercial risk). This review has enabled us to refocus our portfolio on the most promising projects and to reallocate resources to external R&D alliances. The following decisions have been taken:

•

In Phase III, saredutant is discontinued on the basis of results from the study in association with escitalopram in depression, AVE5530 is halted in hypercholesterolemia due to insufficient efficacy, and the rights to TroVax® are returned to Oxford BioMedica. As regards vaccines, resources in the intercontinental zone will be reallocated to the hexavalent vaccine Hexaxim® (DTP-HepB-Polio-Hib), with the UnifiveTM pentavalent project (DTP-HepB-Hib) discontinued.

•	In Phase II, we have halted the development of AVE0657 in sleep apnea, SSR180575 in diabetic polyneuropathy, AVE1642* (an anti-IGF 1) in oncology, and the melanoma vaccine.

•	We have also halted six projects that were in Phase I.

In addition, we will decide in the next few months whether or not to continue developing four products (AVE1625, xaliprodene, idrabiotaparinux and West Nile virus vaccine), primarily on the basis of results from clinical trials currently under way.

Following this review, our portfolio now comprises 51 projects in clinical development (New Molecular entities and vaccines), of which 21 are either in Phase III or have been submitted for regulatory approval. Vaccines represent 35% of the total, other biological products 14%, and external collaborations 27%.

A summary of our Research and Development portfolio is provided in Appendix 7.

* Rights returned to Immunogen, Inc.

Main developments in the R&D portfolio

The main developments in our R&D portfolio in the first quarter of 2009 are described below.

•

On March 18, 2009, the FDA Advisory Committee recommended approval of Multaq® to treat patients with atrial fibrillation. A new drug application is currently being reviewed in the European Union. The ATHENA study was published in the New England Journal of Medicine in February 2009.

•

Based on the findings of the ACTIVE-A study presented at the American College of Cardiology Scientific Sessions in March, we are planning to file an application to extend the indication of Plavix® to atrial fibrillation in the third quarter of 2009.

•	Three new candidates have entered clinical development:

•

BSI-201, a PARP inhibitor, has entered our portfolio following the acquisition of BiPar Sciences. This product could be a potential first-in-class PARP inhibitor, and is currently in phase II clinical trials for the treatment of triple-negative metastatic breast cancer, ovarian cancer, and other types of cancer. The results of the triple-negative metastatic breast cancer Phase II trial will be presented at a plenary session of the Congress of the American Society of Clinical Oncology (ASCO).

•

Two products have entered Phase I: SAR 110894, an H3 receptor antagonist developed for Alzheimer’s disease, and an anti-NGF monoclonal antibody developed in collaboration with Regeneron for pain relief.

•

Two new applications for marketing approval have been filed with the regulatory authorities: the Plavix®/ Aspirin combination in the European Union, and the new influenza vaccine formulation (high dose Fluzone®) in the United States.

•	Five new drug applications have been approved:

•	the Apidra® SoloSTAR® pen in the United States, and Apidra® and Apidra®SoloSTAR® in Japan;

•	Lovenox® in Japan, for the prevention of venous thromboembolic events after abdominal surgery;

•	the intradermal influenza vaccine Intanza® in Europe, and the pandemic influenza vaccine Emerflu® in Australia.

Acquisitions

During the first quarter of 2009, sanofi-aventis completed the offer on Zentiva, which will provide a platform for growth in branded generics in Central and Eastern Europe, Turkey, and Russia. Zentiva is fully consolidated by sanofi-aventis from March 31, 2009.

In addition to Zentiva, the generics business has been further strengthened in April 2009 by the completion of the acquisitions of Kendrick (one of Mexico’s leading generics manufacturers) and Medley (Brazil’s third-largest pharmaceutical company and no.1 generics manufacturer).

On a 2008 proforma basis, these three acquisitions take net sales from generics to approximately €1.2 billion, compared with €349 million in 2008. These deals are in line with the strategy of reinforcing our presence in branded generics and expanding our product portfolio in emerging markets, which are characterized by strong growth, low or average disposable incomes, and competitively-priced pharmaceutical products.

Sanofi-aventis has recently acquired BiPar Sciences, Inc., a privately held U.S. biopharmaceutical company which is developing novel tumor-selective approaches for the treatment of different types of cancers. Under the terms of the agreement, the purchase consideration will be contingent on milestone payments linked to the development of BSI-201, but will not exceed $500 million.

Net debt

Sanofi-aventis generated a high level of cash flow from operations in the first quarter of 2009 (€2,755 million), more than adequate to finance capital expenditure of €392 million and acquisitions of €1,851 million (mainly

Zentiva, including net debt of €551 million). Free cash flow for the quarter was €544 million, allowing sanofi-aventis to reduce the level of net debt from €1,780 million at December 31, 2008 to €1,236 million at March 31, 2009.

2009 Guidance

Thanks to a good first-quarter performance, Sanofi-aventis confirms its 2009 full-year guidance. For the current year, sanofi-aventis expects growth in adjusted EPS excluding selected items1 of at least 7% at constant exchange rates, barring major adverse events.

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and product development projections, estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things the uncertainties inherent in research and development; future clinical data and analysis both before and after marketing approval; decisions by regulatory authorities such as the FDA or the EMEA regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidate, and decisions by such authorities regarding labeling and other matters that could affect the availability or commercial potential of such product candidates; the lack of any assurance that any product candidates that are approved will be successful commercially; the future approval and commercial success of therapeutic alternatives; and those risks and uncertainties discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2008.

Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

List of appendices

Appendix 1:	First-quarter 2009 consolidated net sales by product

Appendix 2:	Consolidated net sales by business segment

Appendix 3:	First-quarter 2009 consolidated net sales by geographic region and product

Appendix 4:	First-quarter 2009 adjusted income statement excluding selected items

Appendix 5:	Reconciliation of adjusted income statement excluding selected items to adjusted income statement and consolidated income statement for the first quarter of 2009 and the first quarter of 2008

Appendix 6:	Definitions of non-GAAP financial indicators

Appendix 7:	Research and Development Portfolio

Appendix 1: First-quarter 2009 consolidated net sales by product

€ million	Q1 2009 net sales	Change on a constant structure basis and at constant exchange rates	Change at constant exchange rates	Change on a reported basis
Lovenox®	762	+1.3%	+1.3%	+6.3%
Lantus®	747	+27.1%	+27.1%	+34.1%
Plavix®	685	+3.6%	+3.6%	+3.8%
Taxotere®	534	+8.3%	+8.3%	+10.3%
Eloxatin®	344	-7.0%	-7.0%	+0.9%
Aprovel®	314	+11.1%	+11.1%	+8.7%
Apidra®	31	+42.9%	+42.9%	+47.6%
Flagship Products	3,417	+7.9%	+7.9%	+11.3%
Allegra®	251	+3.0%	+3.0%	+24.3%
Stilnox®/Ambien®/Ambien CR®/Myslee®	220	-5.8%	-5.8%	+5.8%
Copaxone®	113	+21.1%	-63.7%	-64.4%
Tritace®	110	-12.8%	-12.8%	-17.3%
Amaryl®	100	+1.1%	+1.1%	+11.1%
Depakine®	80	+6.3%	+6.3%	+0.0%
Xatral®	75	-11.1%	-11.1%	-7.4%
Actonel®	68	+4.3%	-2.7%	-9.3%
Nasacort®	59	-21.4%	-21.4%	-15.7%
Other products	1,516	-4.0%	-6.8%	-6.3%
OTC	378	+2.3%	+9.9%	+3.8%
Generics	93	+18.3%	+18.3%	+18.3%
Total Pharmaceuticals	6,480	+3.0%	-1.0%	+1.4%
Vaccines	627	+9.1%	+9.1%	+14.4%
Total	7,107	+3.5%	-0.2%	+2.5%

Appendix 2: Consolidated net sales by business segment

€ million	Q1 2009 net sales	Q1 2008 net sales
Pharmaceuticals	6,480	6,389
Vaccines	627	548
Total	7,107	6,937

Appendix 3: First-quarter 2009 consolidated net sales by geographic region and product

Pharmaceuticals

Q1 2009 net sales (€ million)	Europe	Change at constant exchange rates	United States		Change at constant exchange rates	Other Countries	Change at constant exchange rates
Lovenox®	217	+5.1%	468		-1.4%	77	+5.1%
Lantus®	184	+14.9%	476		+30.3%	87	+43.5%
Plavix®	427	+0.7%	55	*	+12.2%	203	+8.8%
Taxotere®	231	+8.1%	197		+2.9%	106	+18.9%
Eloxatin®	31	-50.8%	266		+3.0%	47	+4.3%
Aprovel®	229	+5.4%	—			85	+30.3%
Apidra®	15	+60.0%	13		+22.2%	3	+50.0%
Allegra®	7	-36.4%	85		-9.5%	159	+16.8%
Stilnox®/Ambien®/Ambien CR®/ Myslee®	19	0.0%	144		-14.0%	57	+23.1%
Allegra®	7	-36.4%	85		-9.5%	159	+16.8%
Copaxone®	110	+21.7%	—		-100.0%**	3	-80.0%**
Tritace®	79	-5.7%	—			31	-26.7%
Amaryl®	22	-8.0%	2		0.0%	76	+4.8%
Depakine®	51	+1.9%	—			29	+15.4%
Xatral®	24	-32.4%	36		+23.1%	15	-16.7%
Actonel®	44	-6.3%	—			24	+3.7%
Nasacort®	10	0.0%	43		-26.9%	6	-14.3%
Apidra®	15	+60.0%	13		+22.2%	3	50.0%

* Sales of active ingredient to the American joint venture managed by BMS

** Discontinuation of commercialization of Copaxone® by sanofi-aventis in North America effective April 1, 2008

Vaccines

Q1 2009 net sales (€ million)	Europe	Change at constant exchange rates	United States	Change at constant exchange rates	Other Countries	Change at constant exchange rates
Polio/Pertussis/Hib Vaccines	35	+15.6%	124	+60.9%	77	+14.9%
Influenza Vaccines*		—	2	-50.0%	61	+50.0%
Meningitis/Pneumonia Vaccines	1	-50.0%	95	-14.1%	20	+26.7%
Adult Booster Vaccines	14	+133.3%	74	-23.0%	8	-11.1%
Travel & Other Endemics Vaccines	6	-14.3%	22	0.0%	49	-3.8%
Other Vaccines	3	-40.0%	35	+7.1%	1	0.0%

* Seasonal and pandemic influenza vaccines

Appendix 4: Adjusted income statement excluding selected items

First-quarter 2009 income statement

€ million	Q1 2009	as % of net sales	Q1 2008	as % of net sales	% change
Net sales	7,107	100.0%	6,937	100.0%	2.5%
Other revenues	344	4.8%	284	4.1%	21.1%
Cost of sales	(1,767)	(24.8%)	(1,889)	(27.2%)	-6.5%
Gross profit	5,684	80.0%	5,332	76.9%	6.6%
Research and development expenses	(1,152)	(16.2%)	(1,089)	(15.7%)	5.8%
Selling and general expenses	(1,732)	(24.4%)	(1,783)	(25.7%)	-2.9%
Other current operating income/expenses	148		104
Amortization of intangibles	(50)		(42)
Operating income – current*	2,898	40.8%	2,522	36.4%	14.9%
Restructuring costs
Impairment of property, plant & equipment and intangibles
Gain/loss on disposals, and litigation
Operating income	2,898	40.8%	2,522	36.4%	14.9%
Financial expenses	(65)		(78)
Financial income	21		61
Income before tax and associates	2,854	40.2%	2,505	36.1%	13.9%
Income tax expense	(828)		(741)
Effective tax rate	29.0%		29.6%
Share of profit/loss of associates	273		234
Minority interests	(121)		(115)
Net income (after minority interest)	2,178	30.6%	1,883	27.1%	15.7%
Average number of shares outstanding (million)	1,305.5		1,320.8
Earnings per share (in euros)	1.67		1.43		16.8%

* Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains/losses on disposals, and litigation

Appendix 5: Reconciliation of adjusted income statement excluding selected items to adjusted income statement and consolidated income statement

First-quarter 2009 income statement

€ million	Adjusted, excluding selected items	Selected items	Adjusted	Adjustments	Consolidated
Net sales	7,107		7,107		7,107
Other revenues	344		344		344
Cost of sales	(1,767)		(1,767)		(1,767)
Gross profit	5,684		5,684		5,684
Research and development expenses	(1,152)		(1,152)		(1,152)
Selling and general expenses	(1,732)		(1,732)		(1,732)
Other current operating income/ expenses	148		148		148
Amortization of intangibles	(50)		(50)	(844)	(894)
Operating income – current*	2,898		2,898	(844)	2,054
Restructuring costs		(8)	(8)		(8)
Impairment of property, plant & equipment and intangibles		(20)	(20)		(20)
Gain/loss on disposals, and litigation
Operating income	2,898	(28)	2,870	(844)	2,026
Financial expenses	(65)		(65)		(65)
Financial income	21		21		21
Income before tax and associates	2,854	(28)	2,826	(844)	1,982
Income tax expense	(828)	10	(818)	284	(534)
Share of profit/loss of associates	273		273	(22)	251
Minority interests	(121)		(121)		(121)
Q1 2009 net income (after minority interest)	2,178	(18)	2,160	(582)	1,578
Q1 2008 net income (after minority interest)	1,883	(20)	1,863	(538)	1,325
Change Q1 2009 vs. Q1 2008 in %	15.7%		15.9%		19.1%

Q1 2009 earnings per share (€)**	1.67	(0.02)	1.65	(0.44)	1.21
Q1 2008 earnings per share (€)**	1.43	(0.02)	1.41	(0.41)	1.00
Change Q1 2009 vs. Q1 2008 in %	16.8%		17.0%		21.0%

* Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains/losses on disposals, and litigation

** Based on an average number of shares outstanding of 1,305.5 million in the first quarter of 2009 and of 1,320.8 million in the first quarter of 2008

For a description of 2009 first-quarter selected items, see page 8.

The material effects of the application of purchase accounting to acquisitions, primarily that of Aventis, on the consolidated income statement were as follows:

First quarter of 2009

-	An amortization charge of €844 million against intangible assets. This adjustment has no cash impact on the Group.

-	Deferred taxes of €284 million generated by the €844 million amortization charge.

-	In “Share of profits/losses from associates”, a reversal of €22 million relating to the amortization of intangible assets, net of tax. This adjustment has no cash impact on the Group.

First-quarter 2008 income statement

€ million	Adjusted, excluding selected items	Selected items	Adjusted	Adjustments	Consolidated
Net sales	6,937		6,937		6,937
Other revenues	284		284		284
Cost of sales	(1,889)		(1,889)		(1,889)
Gross profit	5,332		5,332		5,332
Research and development expenses	(1,089)		(1,089)		(1,089)
Selling and general expenses	(1,783)		(1,783)		(1,783)
Other current operating income/ expenses	104		104		104
Amortization of intangibles	(42)		(42)	(819)	(861)
Operating income – current*	2,522		2,522	(819)	1,703
Restructuring costs		(28)	(28)		(28)
Impairment of property, plant & equipment and intangibles
Gain/loss on disposals, and litigation
Operating income	2,522	(28)	2,494	(819)	1,675
Financial expenses	(78)		(78)		(78)
Financial income	61		61		61
Income before tax and associates	2,505	(28)	2,477	(819)	1,658
Income tax expense	(741)	8	(733)	301	(432)
Share of profit/loss of associates	234		234	(20)	214
Minority interests	(115)		(115)		(115)
Q1 2008 net income (after minority interest)	1,883	(20)	1,863	(538)	1,325
Q1 2008 earnings per share (€)**	1.43	(0.02)	1.41	(0.41)	1.00

* Operating income before restructuring, impairment of property, plant & equipment and intangibles, gains/losses on disposals, and litigation

** Based on an average number of shares outstanding of 1,320.8 million in the first quarter of 2008

Appendix 6: Definitions of non-GAAP financial indicators

Net sales at constant exchange rates

When we refer to changes in our net sales “at constant exchange rates”, this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of reported net sales to net sales at constant exchange rates for the first quarter of 2009:

€ millions	Q1 2009
Net sales	7,107
Effect of exchange rates	(183)
Net sales at constant exchange rates	6,924

Net Sales on a constant structure basis

We exclude the impact of acquisitions:

•

by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition;

•	similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product;

•	for a change in consolidation method, the prior period is recalculated on the basis of the method used for the current period.

Worldwide presence of Plavix®/Iscover®, Avapro®/Aprovel®

When we refer to the “worldwide presence” of a product, we mean our consolidated net sales of that product, minus sales of the product to our alliance partners plus non-consolidated sales made through our alliances with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel bisulfate) and Aprovel®/Avapro®/Karvea® (irbesartan), based on information provided to us by our alliance partner.

Operating income – current

We define “operating income – current” as operating income before restructuring, impairment of property, plant and equipment and intangibles, gains/losses on disposals, and litigation.

Adjusted net income (see appendix 5 for a detailed reconciliation)

We define “adjusted net income” as accounting net income after minority interests adjusted to exclude the material after-tax impacts of (i) the application of purchase accounting to acquisitions and (ii) acquisition-related integration and restructuring costs. We believe that eliminating these impacts from net income gives investors a better understanding of the underlying economic performance of the combined Group.

The material impacts of the application of purchase accounting to acquisitions, primarily the acquisition of Aventis, are as follows:

•	charges arising from the remeasurement of inventories at fair value, net of tax;

•	amortization/impairment expense generated by the remeasurement of intangible assets, net of tax;

•	any impairment of goodwill.

Adjusted net income excluding selected items

We define “selected items” as accounting items reflecting significant events occurring during the period that would alter a user’s understanding of our operational performance if they were not disclosed separately. Consequently, selected items are limited in number, unusual in nature, and involve significant amounts.

Selected items are primarily recorded in the following line items:

•	Restructuring costs

Restructuring costs include early retirement benefits, compensation for early termination of contracts, and rationalization costs relating to restructured sites. Asset impairment losses directly attributable to restructuring are also recorded on this line. Restructuring costs included on this line relate only to unusual and major restructuring plans.

•	Impairment of property, plant and equipment and intangibles

This line includes major impairment losses (other than those directly attributable to restructuring) on property, plant and equipment and intangibles, including goodwill. It also includes any reversals of such losses.

•	Gains and losses on disposals, and litigation

This line comprises gains and losses on major disposals of property, plant and equipment and intangible assets, and costs and provisions related to major litigation.

•	Income tax expense, as regards the effect of material tax disputes and any tax effects of other income or expenses that are treated as selected items.

Appendix 7: Research and Development Portfolio

Phase I		Phase II		Phase III			Registration
AVE0897 Balanced PPAR a/y agonist T2 diabetes	SAR3419 Maytansin-loaded anti-CD19 mAb non-Hodgkin’s lymphoma	celivarone (SSR149744) Antiarrhythmic agent Ventricular Arrhythmia	ferroquine (SSR97193) Antimalarial Malaria	Lantus® insulin glargine Reduction in CV morbidity & mortality	Taxotere® docetaxel Pediatric	Actonel® risedronate Pediatric, EU	Lantus® insulin glargine Retinopathy labeling change, U.S.
SAR351034 PPAR õ agonist T2 diabetes; Dyslipidemia	AVE0675 TLR9 agonist Asthma	ataciguat (HMR1766) Guanylate cyclase activator Neuropathic pain	SAR97276 Antimalarial Malaria	AVE0010 GLP1 agonist T2 diabetes	aflibercept (VEGF-Trap) Single: SMA; Combi: 1st line mProstate; 2nd line NSCLC, 2nd line mCRC, 1st line mPancreatic K	HIV (Thailand) Vaccine Prevention of infection; Proof of concept	Multaq® dronedarone Antiarrhythmic agent Atrial fibrillation
SAR407899 Rho-kinase inhibitor Erectile dysfunction; neuropathic pain	SAR153191 Anti-IL-6R mAb Rheumatoid Arthritis	nerispirdine (HP184) K+/Na+ channel blocker Multiple Sclerosis	Dengue Vaccine Mild-to-severe Dengue Fever	Aprovel® irbesartan Atrial fibrillation	alvocidib Cyclin- dependent kinase inhibitor CLL	Adacel® Vaccine DTP 4-6 years	Ciltyri® eplivanserin 5-HT2A antagonist - Insomnia
SSR125543 CRF1 antagonist Depression; PTSD	Flu Pandemia Vaccine Low Dose	AVE1625 CB1 antagonist Schizophrenia	DTP-HepB-Polio-Hib Vaccine	XRP0038 NV1FGF Critical Limb Ischemia (CLI)	cabazitaxel (XRP6258) Taxoid, tubulin inhibitor Prostate K	IMOJEV™ Vaccine Japanese Encephalitis Prevention of infection	Fasturtec®/ Elitek® rasburicase Japan - Malig./ chemo- associated hyperuricemia; Hyperuricemia adult, U.S.
SAR501788 PBR ligand Sensory & motor neuron degeneration	Tuberculosis Vaccine Prevention of disease	SSR411298 FAAH inhibitor Depression	ACAM-Cdiff Vaccine Prevention of C. difficile associated diarrhea	teriflunomide (HMR1726) immunomodulator Multiple Sclerosis (monotherapy)	AVE8062 Vascular disrupting agent Sarcoma	Flu Micro- injection Vaccine New Delivery U.S.	Plavix® clopidogrel bisulfate Combo ASA, EU
AVE0118 K+ channel blocker Obstructive sleep apnea (nasal route)	Meninge ACYW conj. Vaccine 2nd generation Meningitis in infants	teriflunomide Immunomodulator Multiple sclerosis (adjunct. therapy)	Rabies Vaccine mAb Post Exposure prophylaxis	Lovenox® enoxaparin Pen	larotaxel (XRP9881) Taxoid, Tubulin inhibitor Pancreatic K, Bladder K	Hexaxim™ Vaccine DTP-HepB- Polio-Hib	Sculptra® DL6049 Nasolabial fold wrinkles, U.S.
SAR110894 H3 antagonist Alzheimer’s	Pneumo Vaccine Meningitis & pneumonia in infants (Monovalent)	aflibercept (VEGF-Trap) 1st line Colorectal K combi	Flu Cell Culture Vaccine New production method	Plavix® clopidogrel bisulfate AF; Pedi. extension; ACS high loading dose; Stent, & PAD, Japan	xaliproden Neurotrophic Peripheral sensory neuropathies	Pediacel® EU DTP-Polio-Hib Vaccine	Allegra® fexofenadine ODT, Japan
SAR164877 Anti-NGF mAb Pain		BSI-201 PARP1 inhibitor Triple Negative Breast K	West Nile Vaccine Prevention of disease	idrabiotaparinux Biotinylated long-acting pentasaccharide; Indirect Xa inhibitor Long-term treatment DVT/ PE; AF	Xatral® alfuzosin BPH, Japan; Pediatric	Menactra® Vaccine Infant /Toddler 9-12 months	Flu Vaccine New formulation U.S.
		otamixaban (XRP0673) Direct Xa inhibitor Acute Coronary Syndrome		AVE5026 Indirect Xa/IIa inhibitor VTE prevent. in ortho, abdo. surgery, cancer patients

First Quarter 2009 Results – Conference Call

April 29, 2009

14:30 (GMT +1) - Conference Call and Webcast

The quarterly results will be reviewed by management. The accompanying presentation and a webcast of the conference call will be available on our website: www.sanofi-aventis.com. The presentation will be followed by a Q&A session.

Dial-in Numbers
France	+33(0)1 72 00 13 68
UK	+44(0)207 107 1613
US	+1 866 907 5928

Audio Replay until May 9, 2009
France	+33(0)1 72 00 14 69
UK	+44(0)207 107 0686
US	+1 866 794 2598
Access Code	249280#

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